April 29, 2026

Calvin Kung
Chief Executive Officer
Aperture AC
835 Wilshire Blvd. 5th Floor,
Los Angeles, CA, 90017

       Re: Aperture AC
           Amendment No. 3 to Form S-1 filed April 23, 2026
           File No. 333-291583
Dear Calvin Kung:

       We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Form S-1
Cover Page

1. Reference is made to the second paragraph and the fourth sentence of the last paragraph on page 69. Please clarify the nature of the "certain circumstances" where the per share redemption price could be below $10 per share.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please
 April 29, 2026
Page 2

contact Todd Schiffman at 202-551-3491 or Christian Windsor at 202-551-3419 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction